UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rice Midstream Partners LP

File No. 1-36789 - CF#35909

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       Rice Midstream Partners LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 15, 2018.

       Based on representations by Rice Midstream Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.14   through February 15, 2028

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Brent J. Fields
       Secretary